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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)(1)

                             Healthworld Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    42222E103
                                 (CUSIP Number)

                                    12/31/99
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /                  Rule 13d-1(b)

/X/                  Rule 13d-1(c)

/ /                  Rule 13d-1(d)

------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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CUSIP No. 42222E103                                           Page 2 of 5 Pages
                                       13G
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Spencer Falk
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF           5    SOLE VOTING POWER

          SHARES                      575,920
                           -----------------------------------------------------
        BENEFICIALLY        6    SHARED VOTING POWER

         OWNED BY                     0
                           -----------------------------------------------------
           EACH             7    SOLE DISPOSITIVE POWER

        REPORTING                     575,920
                           -----------------------------------------------------
          PERSON            8   SHARED DISPOSITIVE POWER

           WITH                       0
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             575,920
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages
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Item 1 (a). Name of Issuer:

            Healthworld Corporation.

Item 1 (b). Address of Issuer's Principal Executive Offices:

            100 Avenue of the Americas, New York, NY 10013.

Item 2 (a). Name of Person Filing:

            Spencer Falk

Item 2 (b). Address of Principal Business Office or, if None, Residence:

            c/o Healthworld Corporation, 100 Avenue of the Americas, New York, NY 10013.

Item 2 (c). Citizenship:

            United States.

Item 2 (d). Title of Class of Securities:

            Common Stock, par value $.01 per share.

Item 2 (e). CUSIP Number:

            42222E103.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)   |_|   Broker and dealer registered under Section 15 of the
                        Exchange Act.

            (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.

            (d)   |_|   Investment company registered under Section 8 of the
                        Investment Company Act.

            (e)   |_|   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f)   |_|   An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);

            (g)   |_|   A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G);

            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

            (i)   |_|   A church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                               Page 3 of 5 Pages
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            If this statement is filed pursuant to Rule 13d-1(c), check this
            box. |X|

Item 4.     Ownership

            (a) Amount beneficially owned: As of December 31, 1999, the Reporting Person beneficially owned 575,920 shares of Common Stock which includes (i) 518,327 shares of Common Stock held directly by the Reporting Person and (ii) 57,593 shares of Common Stock held by The Spencer Falk Grantor Retained Annuity Trust u/t/a/d March 5, 1999 (the "Trust"). The Reporting Person is the trustee of the Trust and, pursuant to the terms of the Trust, possesses sole voting and dispositive power with respect to the shares of Common Stock held by the Trust.

            (b) Percent of class: As of December 31, 1999, the Issuer had outstanding 8,115,117 shares of Common Stock. The 575,920 shares of Common Stock held beneficially by the Reporting Person represented 7.1% of the outstanding shares of Common Stock.

            (c)   Number of Shares as to which the Reporting Person has:

                  (i)   sole power to vote or direct the vote: 575,920;

                  (ii)  shared power to vote or to direct the vote: 0;

                  (iii) sole power to dispose or direct the disposition of:
                        575,920; and

                  (iv) shared power to dispose or to direct the disposition of: 0.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By The Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       February  14, 2000
                                                   -------------------------
                                                            (Date)


                                                        /s/ Spencer Falk
                                                   --------------------------
                                                            (Signature)

                                                           SPENCER FALK
                                                   --------------------------
                                                            (Name/Title)



                               Page 5 of 5 Pages